UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 1-34679

(Check One)	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR
For Period Ended: June 27, 2015
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VISHAY PRECISION GROUP, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

3 Great Valley Parkway, Suite 150
Address of Principal Executive Office (Street and number)

Malvern, Pennsylvania 19355
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
Vishay Precision Group, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission because additional time is needed for the Company to complete its Quarterly Report on Form 10-Q for the quarter ended June 27, 2015 (the “Form 10-Q”), which was due on August 6, 2015.
As reported in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 4, 2015 (the “Form 8-K”), the Company issued a press release (the "Press Release") announcing that it will reschedule the full release of its second quarter financial results and related earnings conference call from August 4, 2015, as originally scheduled. The Company also noted in its Form 8-K that the earnings release and conference call were being rescheduled because the Company required additional time to complete a review and analysis of certain potential adjustments to its historical financial statements, relating to functional currency accounting at a subsidiary located in India, in prior periods extending back to 2011.
The Company is working diligently to resolve this review and analysis, including quantifying and assessing the significance of the impact of the Indian subsidiary functional currency accounting issue on prior period results, and the Company expects to file the Form 10-Q on August 11, 2015 (within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended). Because the assessment is ongoing, we can give no assurances that we will be able to file our Form 10-Q by August 11, 2015.

PART IV - OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification:

William M. Clancy	484	321-5300
(Name)	(area code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Press Release, which sets forth preliminary unaudited financial results for the second quarter and six months ended June 27, 2015, which are subject to change. The Company anticipates that, when filed, the Form 10-Q will reflect a decline in results of operations for the second quarter and six months ended June 27, 2015 as compared to the corresponding periods for the last fiscal year by virtue of several factors, including the decrease in net revenues and gross margins in each of the Company’s product segments as disclosed in the Press Release, the fact that our operating expenses in those periods did not decrease to the same degree as the decrease in net revenues, and the impact of potential adjustments related to functional currency accounting for our Indian subsidiary.

VISHAY PRECISION GROUP, INC.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 6, 2015	By:	/s/ William M. Clancy
Name: William M. Clancy
Title: Executive Vice President and Chief
Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001)